EXHIBIT 23.2



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         We have issued our report dated May 11, 2004, accompanying the consolidated balance sheet of United Energy Corp. and Subsidiaries as of March 31, 2004 and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended, which is included in this Amendment No. 1 to Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Amendment No. 1 to Registration Statement and Prospectus, and to the use of our name, as it appears under the caption "Experts" and "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."


Imowitz, Koenig & Co., LLP
New York, New York
July 16, 2004